Exhibit 8(f)

                              FEE WAIVER AGREEMENT

      THIS FEE WAIVER AGREEMENT, dated as of September 29, 2006, is entered into by and between BlackRock Advisors, LLC ("BlackRock Advisors"), acting in its capacity as the adviser of the BlackRock Core Principal Protected Fund (the "Fund") of the BlackRock Principal Protected Trust (the "Trust") and the Trust, on behalf of the Fund.

      WHEREAS, the Trust, on behalf of the Fund, and BlackRock Advisors are parties to a management agreement (the "Management Agreement") pursuant to which the Fund pays BlackRock Advisors an annual fee equal to 0.75% of the Fund's average daily net assets (the "Management Fee");

      WHEREAS, the Fund invests a portion of its assets in the Master Large Cap Core Portfolio (the "Master Portfolio"), a series of the Master Large Cap Series Trust;

      WHEREAS, under a separate management agreement, BlackRock Advisors receives a fee for investment advisory services provided to the Master Portfolio;

      WHEREAS, the operations of the Fund is divided into two periods: the Guarantee Period and the Post-Guarantee Period. The Guarantee Period will run from the Fund's commencement of operations through and including the same date seven years later;

      WHEREAS, the Board of Trustees of the Trust and BlackRock Advisors have agreed that BlackRock Advisors will waive its management fee payable by the Fund under the Management Agreement during the Guarantee Period by an amount equal to the amount of the management fees the Fund already pays BlackRock Advisors indirectly through its investment in the Master Portfolio;

      WHEREAS, BlackRock Advisors understands and intends that the Fund will rely on this Agreement in preparing a registration statement on Form N-1A and in accruing Fund expenses for purposes of calculating net asset value and for other purposes, and expressly permits the Fund to do so; and

      WHEREAS, shareholders of the Fund will benefit from the ongoing waiver by incurring lower Fund operating expenses than they would absent such waiver.

      NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, BlackRock Advisors agrees to waive its management fee payable by the Fund under the Management Agreement during the Guarantee Period by an amount equal to the management fees the Fund already pays BlackRock Advisors indirectly through its investment in the Master Portfolio. The relative amount of the waiver of fees by BlackRock Advisors will be determined by BlackRock Advisors in its sole discretion, so long as the aggregate management fee charged to the Fund both directly under the Management Agreement and indirectly through its investment in the Master Portfolio does not exceed the Management Fee. This contractual waiver shall remain in effect during the Guarantee Period and for each fiscal year of the Fund thereafter unless the Board of Trustees of the Trust and BlackRock Advisors agree otherwise not less than 30 days prior to the end of the then current fiscal year.

      IN WITNESS WHEREOF, BlackRock Advisors and the Trust have agreed to this Fee Waiver Agreement as of the day and year first above written.

                                       BLACKROCK PRINCIPAL PROTECTED
                                       TRUST, on behalf of its series, BLACKROCK
                                       CORE PRINCIPAL PROTECTED FUND

                                       By:___________________________________
                                       Name:
                                       Title:

                                       BLACKROCK ADVISORS, LLC

                                       By: __________________________________
                                       Name:
                                       Title:


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